Ondas Holdings Inc.

411 Waverly Oaks Road, Suite 114

Waltham, MA 02452

September 23, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ondas Holdings Inc.

Registration Statement on Form S-4 (File No. 333-267565)

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-4 (File No. 333-267565) filed with the Securities and Exchange Commission by Ondas Holdings Inc. (the “Company”) on September 23, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

No fees are required in connection with this filing. If you have questions or require additional information, please do not hesitate to contact our legal counsel, Christina Russo, Akerman LLP, at 305 982 5531.

Sincerely,

Ondas Holdings Inc.

By:	/s/ Eric A. Brock
Eric A. Brock
Chief Executive Officer